J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

October 17, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz
Laurie Abbott
Kristin Lochead
Gary Todd

Re:	iRhythm Technologies, Inc.
Registration Statement on Form S-1
File No. 333-213773

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of iRhythm Technologies, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it will be declared effective at 4:00 PM, Eastern Time, on October 19, 2016, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Wilson Sonsini Goodrich & Rosati, P.C., request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated October 7, 2016:

(i)	Dates of distribution: October 7, 2016 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 4

(iii)	Number of prospectuses furnished to investors: approximately 1,445

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 195

The undersigned advise that they have complied and will continue to comply, and each Underwriter and dealer has advised the undersigned that it has complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

* * * *

Very truly yours,

J.P. MORGAN SECURITIES LLC MORGAN STANLEY & CO. LLC

Acting severally on behalf of themselves and the several underwriters

J.P. MORGAN SECURITIES, LLC

By:	/s/ Benjamin Burdett
	Name:	Benjamin Burdett
	Title:	Executive Director

MORGAN STANLEY & CO. LLC

By:	/s/ David Lederman
	Name:	David Lederman
	Title:	Vice President